UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form N-8F
    Application for Deregistration of Certain Registered Investment Companies


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

     [X]    Merger

     [ ]    Liquidation

     [ ]    Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]    Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: The Park Avenue Portfolio

3.   Securities and Exchange Commission File No.: 811-05641

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]    Initial Application         [ ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     7 Hanover Square, New York, New York  10004


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6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Sanu Thomas, Esq.
     Willkie Farr & Gallagher LLP
     787 Seventh Avenue
     New York, New York 10019-6099
     (212) 728-8505

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Richard T. Potter, Jr., Esq.
     c/o The Guardian Life Insurance Company of America
     7 Hanover Square
     New York, New York  10004
     (212) 598-8359

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]    Management Company;

     [ ]    Unit investment trust; or

     [ ]    Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]    Open-end                    [ ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts


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11.  Provide the name and address of each investment adviser of the fund
     (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Investment adviser for The Guardian Park Avenue Fund, The Guardian UBS Large Cap Value Fund, The Guardian Park Avenue Small Cap Fund, The Guardian UBS Small Cap Value Fund, The Guardian Asset Allocation Fund, The Guardian S&P 500 Index Fund, The Guardian Investment Quality Bond Fund,
     The Guardian Low Duration Bond Fund, The Guardian High Yield Bond Fund,
     The GuardianTax-Exempt Fund and The Guardian Cash Management Fund:
     ------------------------------------------------------------------
     Guardian Investor Services LLC ("GIS")
     7 Hanover Square
     New York, New York 10004

     Sub-adviser for The Guardian UBS Large Cap Value Fund and The Guardian UBS Small Cap Value Fund:
     ---------------------
     UBS Global Asset Management (Americas) Inc.
     One North Wacker Drive
     Chicago, Illinois 60606

     Investment adviser for The Guardian Baillie Gifford Emerging Markets Fund & The Guardian Baillie Gifford International Growth Fund:
     -------------------------------------------------------
     Guardian Baillie Gifford Limited
     Calton Square
     1 Greenside Row
     Edinburgh EH1 3AN
     Scotland

     Sub-adviser for The Guardian Baillie Gifford Emerging Markets Fund & The Guardian Baillie Gifford International Growth Fund:
     ---------------------------------------------------
     Baillie Gifford Overseas Limited
     Calton Square
     1 Greenside Row
     Edinburgh EH1 3AN
     Scotland

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Guardian Investor Services LLC
     7 Hanover Square
     New York, New York 10004

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):


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     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]    Yes     [X]    No

     If Yes, for each UIT state:
            Name(s):

            File No.: 811-______

            Business Address:

15. (a) Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]    Yes     [ ]    No

          If Yes, state the date on which board vote took place:   June 12, 2006

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]    Yes     [ ]    No

          If Yes, state the date on which the shareholder vote took place:
          September 28, 2006

          If No, explain:



II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]    Yes     [ ]    No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          October 9, 2006 and October 16, 2006 (for The Guardian UBS Small Cap Value Fund only)

     (b)  Were the distributions made on the basis of net assets?


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          [X]    Yes     [ ]    No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]    Yes     [ ]    No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only: Were any distributions to shareholders made in kind?

          [ ]    Yes     [ ]    No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ]    Yes     [ ]    No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]    Yes     [ ]    No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]    Yes     [X]    No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


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III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]    Yes     [X]    No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]    Yes     [ ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]    Yes     [X]    No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)    Legal expenses:                                        $2,500

          (ii)   Accounting expenses:                                       $0

          (iii)  Other expenses (list and identify separately):             $0

          (iv)   Total expenses (sum of lines (i)-(iii) above):         $2,500

     (b)  How were those expenses allocated?

          The expenses applicable to the liquidation and dissolution of the Fund, consisting of legal expenses, amounted to approximately $2,500. These expenses were borne by GIS or its affiliates. No expenses were allocated to the Fund or its shareholders.


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     (c)  Who paid those expenses?

          All expenses were borne by GIS or its affiliated companies.

     (d)  How did the fund pay for unamortized expenses (if any)?

          There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]    Yes     [X]    No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]    Yes     [X]    No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]    Yes     [X]    No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     RS Investment Trust, a Massachusetts business trust and open-end management investment company.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     811-05159

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     The final form of Agreement and Plan for all the series under the Fund (except The Guardian UBS Small Cap Value Fund) was filed on 811-05159, SEC Accession No. 0001104659-06-056372, on Form 497 on August 22, 2006.


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     The final form of Agreement and Plan for The Guardian UBS Small Cap Value
     Fund was filed on 811-05159, SEC Accession No. 0001104659-06-056374, on
     Form 497 on August 22, 2006.

     (d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION



     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Park Avenue Portfolio, (ii) he is the President of The Park Avenue Portfolio, and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.






                                                    /s/ Thomas G. Sorell
                                                    ----------------------------
                                                    Thomas G. Sorell